UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 October 23, 2008

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 October 2008

To:	London Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
	Australian Securities Exchange		JSE Limited
Deutsche Bank UBS Zurich

For announcement to market

Please find attached addresses to shareholders currently being delivered at BHP Billiton Plc's Annual General Meeting by the Chairman and the Chief Executive Officer.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meeting will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited's Annual General Meeting which will be held in Melbourne on 27 November 2008. The results will then be communicated to the market.

Yours sincerely

J McAloon
Group Company Secretary

BHP Billiton Plc Annual General Meeting

Speeches by Don Argus, Chairman, BHP Billiton
and
Marius Kloppers, Chief Executive Officer, BHP Billiton

23 October 2008

______________________________________________________________

BHP Billiton Plc Annual General Meeting

23 October 2008

Don Argus, Chairman, BHP Billiton

Good morning ladies and gentlemen and welcome to the 2008 annual general meeting of BHP Billiton Plc.

My name is Don Argus and I will chair today's meeting.

Thank you for taking the time to join us here this morning.

Before we officially begin the meeting, I need to draw your attention to the normal disclaimers we have to show you on these occasions, and remind you that they are important in relation to what we are going to talk about today.

Let me start off by introducing your directors, including our three new board members.

I want to make the point that given the importance of corporate governance and the issues facing all companies today, I believe it is critical to have a strong and diverse board.

Your directors have a breadth and wealth of international and industry experience. This means they are ideally placed to support the management team and to hold them to account on your behalf. Your directors are not only diverse in terms of skills and experience, but also in their nationality.

This diversity is also reflected in our senior management team and in fact, throughout your company; we have employees from more than 30 countries and we see global diversity as an essential quality of operating on an international scale.

You can read full details of each Director's background and experience in the Annual Report but let me now formally introduce them.

To your right is our Chief Executive Officer Marius Kloppers. Next to Marius is John Buchanan, Paul Anderson, Carlos Cordeiro and David Crawford. To your left we have Jac Nasser, Gail de Planque, David Jenkins and John Schubert.

We also have sitting on the stage today three new directors. They are: Alan Boeckmann, David Morgan and Keith Rumble.

Alan Boeckmann is the Chairman and Chief Executive Officer of Fluor Corporation, one of the world's largest publicly owned engineering, procurement, construction and maintenance services companies.

He is a Non-executive Director of Archer Daniels Midland, Burlington Northern Santa Fe Corporation and the National Petroleum Council in the United States.

David Morgan recently retired as Managing Director and Chief Executive Officer of Westpac Banking Corporation and he has more than 30 years' finance experience in both the public and private sector.

Prior to Westpac, David was at the International Monetary Fund and Senior Deputy Secretary of the Australian Federal Treasury.

Keith Rumble was the Chief Executive Officer of SUN Mining and has more than 30 years' experience in the resources industry.

Prior to joining SUN Mining, he was the Chief Executive Officer of Impala Platinum Holdings Limited in South Africa and President and Chief Executive Officer of Rio Tinto Iron and Titanium in Canada.

These three appointments are valuable additions to the Board and they bring with them a wealth of experience in the international finance, mining, engineering, and oil and gas industries.

As well as Marius, I would like to introduce the other members of our Group Management Committee.

In the front row is Alberto Calderon, Group Executive and Chief Commercial Officer; Marcus Randolph, Group Executive and Chief Executive of Ferrous and Coal; Karen Wood, Group Executive and Chief People Officer and Chairman of the Global Ethics Panel; and Mike Yeager, Group Executive and Chief Executive of Petroleum.

Next month Andrew Mackenzie joins our Group Management Committee as the Group Executive and Chief Executive of the Non-Ferrous businesses.

Andrew was most recently Chief Executive Diamonds and Industrial Minerals at Rio Tinto and prior to this, he spent 22 years in senior executive positions at BP. He will be an excellent addition to our Group Management Committee.

Of course the other members of the GMC are Marius Kloppers and Alex Vanselow who is sitting to your left. Alex is the Chief Financial Officer and Chairman of the Investment Review Committee and Financial Risk Management Committee.

Finally to my right is our Group Company Secretary, Jane McAloon.

Also here this morning are Peter Nash and Simon Figgis, representatives from the Group's external auditor, KPMG.

Simon replaces Chris Jenkins as the external auditor from KPMG who has retired by rotation. I would like to take this opportunity to thank Chris for his dedication over the past years.

We have 34 items of business to cover today.

As well as those items, I will cover the issues shareholders have asked me to address.

As usual at our meetings, we will talk in US dollars unless otherwise stated, because that is the currency in which we report.

I don't intend to spend a lot of time this morning speaking to you about our strong 2008 results as I have covered the highlights in my letter to you on September 8, but a few comments are appropriate.

By any standard, your company's financial performance in 2008 was outstanding and we are in a strong financial position.

Let me share a quick snap-shot with you:

  our attributable profit was up 12 per cent to a record $15.4 billion;
  despite unexpected disruptions and accelerated cost inflation EBIT increased by 21 per cent and our underlying EBIT margin is exceptional at about 48 per cent;
  our Return on Capital employed was 38 per cent. Return on capital employed is an important measure to assess the efficiency of a company's capital investment. I think you will agree that this is a remarkable achievement given our unprecedented level of capital investment.

During the year we reduced net debt by over 15 per cent or US$1.5 billion. This brought our gearing down from 25 per cent to under 18 per cent.

I will talk in a minute about the impact of the macroeconomic environment on BHP Billiton, but I want to note at this stage that our consistent strategy has led to industry leading margins and a balance sheet of unparalleled strength.

These attributes not only give us a competitive advantage, but will also be a unique strength as opportunities arise in a cash-constrained environment. More about this in a minute.

Turning to our dividend. Once again, the Board has decided to rebase it.

The final dividend of 41 cents a share reflects the Company's healthy balance sheet and the Board's confidence in our ability to generate strong future cash flow. This is the thirteenth consecutive increase in the dividend.

We have also rebased the dividend for the second year running. In 2007 our total dividend for the year was 47 cents a share. This year it is 70 cents a share. That is an increase of nearly 50 per cent and 150 per cent over the last three years. Since the 2002 interim result, we have increased the dividend by more than 530 per cent.

There are very few companies in the world that are growing their dividends as fast as this.

Let me now touch for a moment on the current financial crisis.

As with most stocks, over the past few weeks, the BHP Billiton share price has been significantly impacted by the turmoil in world financial markets and the weakening of the global economy. We must assume this volatility and uncertainty will continue for some time.

What I would again like to impress upon you is that our uniquely diversified portfolio of high quality and low cost assets, and our strong balance sheet, place us in a very competitive position in this environment.

Our portfolio provides us with a stable cash flow allowing us to reinvest throughout the cycle where others might not be able to do so.

In fact we believe our balance sheet places us in a unique position in the resources sector to take full advantage of not only the recovery when it occurs, but also in capitalising on opportunities that will no doubt arise in this cash strapped external environment.

Marius will talk about production and business issues but before he does, let me add to my comments by looking at future demand for resources.

There is no doubt that China has been an important driver of growth in resources demand, underpinned by its unprecedented urbanisation push. Urban population has increased by 300 million people since 1990.

Macroeconomic indicators now show that Chinese growth has softened recently, albeit from very high levels. We believe that softening is due to both domestic and global factors.

With receding inflationary pressures, large financial reserves and a deep desire to grow, the Chinese economy should show some resilience and we note the International Monetary Fund growth forecast of around 9 per cent for 2009.

Despite this short-term uncertainty, we remain convinced that the ongoing industrialisation and urbanisation of China and other developing economies is still at a relatively early stage and will continue to drive strong long-term demand for our products.

Over the next 20 years, we believe Chinese cities will grow by another 350 million people.

We note that the China National Bureau of Statistics has just released the latest gross domestic product data which shows that third quarter growth came in at 9 per cent year on year.

Before I pass over to Marius to talk to you about business performance, including safety, let me make a few points.

I highlighted previously our strong financial results and importantly, the strength of our balance sheet. These outcomes don't happen by themselves.

Marius has now been our CEO for over a year and the transition has been completed effectively and professionally. Marius has assumed his leadership role seamlessly and he and his team are to be complimented for their efforts and achievements.

Once you have heard from Marius, I will address the issues shareholders have raised. We will then move to the formal items of business and then open this meeting for questions from the floor.

Of course, you will have the opportunity to ask questions on the specific items of business as the meeting considers each of these.

After the meeting, the Directors and the senior management team would like you to join us outside for some light refreshments.

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank you Chairman and good morning ladies and gentlemen.

This is my second address to you as Chief Executive. I am delighted to be able to say that each and every shareholder can look back on the 2008 financial year with a strong sense of pride in what your Company has achieved on your behalf.

Our strategy of owning and operating large, long-life, low-cost, world-class assets diversified by geography, commodity and market continues to prove successful. As Don outlined, our longstanding focus on strong balance sheet capability and financial stability stand us in good stead in the current volatile environment, not only in our base business but also in being able to take advantage of opportunities that may arise as others falter.

Let me explain this strategy in a little more detail.

  We focus on assets which are large, low-cost, expandable and consistently profitable. This means that they can deliver more value for longer. They are robust in a down-cycle. But the real value of these assets is that they can be expanded as needed to meet increased customer demand over the long term.
  We focus on upstream and export-oriented raw material businesses. Upstream means operations involved in finding and extracting resources rather than in processing them.
  Since our assets are depleting every day as we produce, we focus on having a deep inventory of growth opportunities.
  We want to reduce risk by not having all our eggs in the one basket, so we focus on diversification. We are diversified by commodity, by geography and by customer.
  We focus on an overriding commitment to ethics, safety, environment and community engagement. We aim to be an employer of choice and a preferred partner for our suppliers and customers.

This strategy, combined with the enormous efforts of our people and a favourable commodity price environment, helped us to deliver the outstanding financial results that Don has just referred to.

We have delivered stronger annual production in 13 of our commodities, with record production in seven of those. We posted these results despite an environment of industry-wide supply disruptions and input cost pressures. I will detail some of the production highlights in just a minute.

I would like to take this opportunity to directly address the issue of safety in our business. I explained last year that safety is our number one priority and that we will not have fully succeeded as a business until we reach our target of Zero Harm. That means a target of being able to announce that, during the year, we have not lost a single colleague to a work-related tragedy.

While last year our total recordable injury frequency rate was the lowest recorded, the reality is that in the same period 11 of our colleagues died at work. In addition, during this year, we have lost four colleagues. This is not acceptable and I am absolutely determined that we get this right.

We always aim to run our business as efficiently and profitably as possible. However, safety comes ahead of volume and cost. Safety is the most important measure by which all our senior executives and the businesses are judged. As Chief Executive, the buck stops with me.

My predecessor always said, "good safety and good business go hand in hand". I believe that those words remain a constant reminder that only by going about our activities with more planning and better control, and in a more disciplined manner, will we achieve both better business as well as safety results.

I know you will support our efforts to achieve our goal of Zero Harm.

Let me now mention a few of our production and financial highlights from the past year.

Our Manganese business was an outstanding performer, increasing underlying EBIT by almost 550 per cent to US$1.64 billion on the back of higher sales, increased production and substantially higher prices. We hear a lot about iron ore when people talk about steel. The other two components of steel making raw materials, manganese and metallurgical coal, are less often mentioned but they too are very attractive products to have in our portfolio.

Our Petroleum business delivered US$5.5 billion of EBIT, as well as the highest margins in our portfolio. Our margins generally are a source of satisfaction. What they show is that, even at a time of constraints and high input costs, we can capture the benefits of higher prices.

From a macro economic perspective, we have seen new challenges emerge during the last year. Despite operating within generally turbulent economic conditions, the future for our business remains positive. While we fully expect some reverberations from global economic shocks in the short and medium term, we remain focused on meeting growing customer demand in the long-term.

We will build on our strong track record of project delivery to continue to capitalise on the opportunities the market provides us. This was certainly a focus in 2008. Our Western Australia Iron Ore business, for example, posted its eighth consecutive annual production record as we expand the business to produce 300 million tonnes per annum (mtpa) by 2015. The record production growth in our Petroleum business followed the commissioning of three new major projects during the year. We have already flagged that we expect Petroleum volume growth of around 10 per cent a year.

2008 saw the start up of 10 major projects across our portfolio, proving our commitment to continually develop opportunities that will drive the Company's future success. Moreover, the Board approved a further seven development projects. This takes the total number of projects in either feasibility or execution to 28, diversified across geographies and commodities and representing almost US$25 billion in capital expenditure.

Because this is a long-term industry, we are constantly renewing our project pipeline for future growth. Beyond those projects that make up the US$25 billion of current investment, we have medium and long-term growth options in our development pipeline totalling some US$90 billion in investment options - options that are skewed towards lower risk, lower cost, quicker to execute brown-field expansions. We continue to replenish our future options for long-term shareholder returns.

Perhaps I should pause here and say a few words about capital discipline. Our prudent management of our balance sheet and strong financial position comes from a strongly ingrained capital discipline.

The combination of balance sheet strength and capital discipline, combined with a strong slate of growth projects, puts us in a unique position in our industry.

Of course, that same balance sheet - as Don commented - puts us in a unique position to capitalise on opportunities that may arise in the broader industry.

There is no doubt that on our own we are extremely well positioned. We believe, however, that our proposed combination with Rio Tinto provides even greater benefits now.

BHP Billiton and Rio Tinto are uniquely complementary in the commodities we produce, in our geographic locations, our cultures and customer bases. A combination of these two companies would unlock synergies and provide greater value than either of the two companies can provide alone. These synergies only exist when the companies are put together. These synergies are particularly valuable in today's economic environment.

BHP Billiton does not need Rio Tinto to have a great future, but we believe the two companies combined will be better placed to meet the world's future needs for our products, at lower capital and operating costs, and from a position of combined strength.

Ladies and gentlemen, we have a very strong business and I am supported by a very strong management team.

We recognise the global short-term challenges we are currently facing, but we do not fear them. Indeed, our positioning gives us the ability to benefit from uncertainty.

We are confident in our strategy and the make-up of our business, as well as in the fundamental long-term outlook for our industry and our ability to benefit from it.

I look forward to addressing you again in 12 months.

Thank you for your time. I will now hand back to the Chairman.

Don Argus, Chairman, BHP Billiton

Thank you Marius.

Let me just reinforce what Marius had to say about safety.

We are in total agreement that the management team has an obligation to deliver Zero Harm and we strongly support management in putting safety first, not compromised by production, cost or profits.

Now, let me move on to discuss those topics raised by shareholders.

The first one relates to reducing carbon emissions.

Our objective is to contribute to meeting the growing global demand for resources while helping to address the challenges of safety, climate change and the environment generally.

We follow closely the developments in the public policy debates that relate to BHP Billiton businesses.

We are active participants in the European emissions trading regime and continue to engage with governments in other jurisdictions, such as Australia, on the development of new emissions regulations.

We are also acutely aware of the need to reduce the carbon intensity of our business at an operational level.

But it is clear there is no single policy or technology that can stabilise greenhouse gas concentrations in the atmosphere.

In order to provide energy security and environmental sustainability, countries need diverse and flexible energy portfolios, with increasing emphasis on fuels and technologies that reduce carbon emissions. And, of course, energy efficiency also has a critical role to play.

Because of the quality of our reserves and the efficiency of our processing facilities and infrastructure, we have the potential to continue to deliver energy solutions to the world at lower carbon intensity than some of our competitors.

Of course, determining the best way to address carbon emissions cannot be done in isolation from the challenge of energy security.

Energy demand is expected to continue to grow globally, largely because of the urbanisation and industrialisation of China, India and the rest of the developing world.

The crucial decision for developing economies, as for the rest of the world, is around the energy and technology mix they pursue in meeting their future energy needs while progressively reducing carbon emissions.

Looking to the future, renewables will play a very important role here in the UK and globally, but as you can see from this chart, both coal and nuclear will also be key parts of the solution, along with natural gas and LNG.

Let me touch briefly upon two of these: coal and nuclear.

Coal currently accounts for around 40 per cent of the world's electricity generation. With plentiful additional reserves around the globe, governments in both developed and developing countries, continue to value coal as a secure and economical energy source.

As we discussed last year, we are working with our industry partners to actively support the development of technologies that will minimise carbon emissions from coal-powered generation.

Now let me turn to the role of nuclear energy.

The last year has seen a growing global consensus over the positive role that nuclear can play in helping reduce greenhouse emissions and maintaining security of supply.

This view has also been supported by the International Energy Agency, which has said that nuclear energy should constitute an important portion of the global energy mix because of its low carbon dioxide emissions and its contribution to energy security.

As you can see from this slide, the future growth of nuclear is both global and significant. Here in the UK, the British Government has announced its support for a fleet of nuclear power stations, and suggested that every new plant would save the same amount of carbon emissions as generated by one million households.

The reality is that nuclear energy is the only electricity source that can generate base-load electricity reliably, efficiently and with extremely low life cycle greenhouse gas emissions.

The projected growth of nuclear energy is also positive for BHP Billiton. Our Olympic Dam operation in Australia is the world's largest known uranium reserve and we are extremely well positioned to contribute to meeting future global nuclear energy demand.

Beyond these global issues, BHP Billiton is also aware of the impact our business has on local communities.

We have one clear goal in this area, that is to have a positive impact wherever we operate.

Through the taxes and royalties we pay, our employment and training programs, and through our infrastructure and social investment, we believe that communities benefit from our presence.

Each year we also invest one per cent of our pre-tax profits, on a three-year rolling average, in community-based projects.

This year we increased our direct community investment by over 25 per cent to US$141 million.

As a company, we are investing significant money and time to improve access to quality education and to address serious health issues, such as malaria and HIV/AIDS.

Publications detailing our work with communities are available today and I know that our management team will be happy to discuss our community work with you after the meeting.

The final major subject raised by shareholders is the proposed acquisition of Rio Tinto.

The first point to make here is that, while some commentators have described this proposal in terms of a battle, the reality is somewhat different.

From our perspective, this is about maximising value, for both sets of shareholders, for customers and all our stakeholders.

We are focused on large, long-life, low-cost, expandable and export-oriented assets diversified by commodity and geography and that are consistently profitable through the commodity cycle.

We believe that BHP Billiton and Rio Tinto are similar companies, with exposure to similar commodities and assets and the value to be extracted is because of this similarity.

We believe this value is unique, and is only available to both sets of shareholders through a combination of BHP Billiton and Rio Tinto. No individual company can deliver this value creation alone.

So what does a combined BHP Billiton and Rio Tinto mean for shareholders?

We believe the new combined company would have several key features:

  the ability to lower costs by optimising the use of assets and infrastructure, particularly those located close to each other;

  a more diversified asset portfolio creating lower risk for shareholders in the current uncertain economic environment;
  the ability to deliver volume to customers on an accelerated basis to meet their demand for resources;
  a management team drawn from the best of both BHP Billiton and Rio Tinto that will have exceptional experience and depth;
  a commitment to continue with our progressive dividend policy; and
  importantly, strong cash flows and a strong balance sheet that will allow re-investment throughout the economic cycle.

This is why we believe the two companies combined will be better placed to meet the world's future demand for resources.

Therefore, the decision for Rio Tinto shareholders isn't whether Rio Tinto has a better future than BHP Billiton, but whether Rio Tinto, on a stand alone basis, has a better future than a combined BHP Billiton and Rio Tinto.

Finally, let me turn to the timetable for the offer.

As I indicated to you in my letter in September, we continue to engage with the regulators in the various jurisdictions where we operate, and we continue to work towards completing the regulatory review process for the offer by early 2009.

Following satisfaction of the pre-conditions, we will send formal offer documents and acceptance forms to Rio Tinto shareholders. We will also convene an Extraordinary General Meeting at which BHP Billiton's shareholders will have the opportunity to approve the offer for Rio Tinto.

The Chairman then conducted the formal items of business.

Don Argus, Chairman, BHP Billiton

In closing the meeting, let me say again that the results for the 2008 financial year are an indication of the strength of the BHP Billiton Group.

BHP Billiton Limited will hold its Annual General Meeting on 27 November 2008. The results of both meetings will be notified to the stock exchanges after that time.

Information Relating to the US Offer for Rio Tinto plc

In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the US Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 (the "Registration Statement"), which contains a preliminary prospectus (the "Prospectus"), and will file additional relevant materials with the SEC. This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 23 October 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary